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IGE COMMISSION
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SEC FILE NUMBER
8-03271

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Canaccord Adams Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 High Street
(No. and Street)

Boston (City) **MA** (State) **02110** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald D. MacFayden, Chief Financial Officer **617-371-3900**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

200 Clarendon Street (Address) **Boston** (City) **MA** (State) **02116** (Zip Code)

PROCESSED
JUN 25 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 30 2007
WASH, D.C.
185

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald D. MacFayden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

Canaccord Adams Inc.,

as

of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RICHARD BAGGE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 24, 2012

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Canaccord Adams Inc.
March 31, 2007
With Report of Independent Registered Public Accounting Firm

Canaccord Adams Inc.

Statement of Financial Condition

March 31, 2007

Contents



■ Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors

We have audited the accompanying statement of financial condition of Canaccord Adams Inc. (the Company) as of March 31, 2007. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. The statement of financial condition of Canaccord Adams Inc. for the year ended December 31, 2005, was audited by other auditors whose report, dated February 24, 2006, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Canaccord Adams Inc. at March 31, 2007 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

ERNST & YOUNG LLP

May 24, 2007

A member firm of Ernst & Young Global Limited

Canaccord Adams Inc.

Statement of Financial Condition

March 31, 2007

Assets	
Cash and cash equivalents	$ 2,619,531
Receivables from customers	13,561,346
Receivables from brokers, dealers, and clearing organizations	3,722,732
Receivables from affiliates	11,974,681
Securities borrowed	13,059,300
Deposits with clearing organizations and others	5,031,357
Securities owned, at market value	179,736
Other receivables (net of allowance of $100,000)	4,141,407
Fixed assets, at cost (net of accumulated depreciation of $8,224,117)	4,301,182
Other assets	440,733
Total assets	$59,032,005
Liabilities and stockholder's equity	
Payables to customers	$10,032,012
Payables to brokers, dealers, and clearing organizations	1,543,845
Payables to affiliates	1,516,226
Securities loaned	12,740,000
Securities sold, not yet purchased, at market value	62,920
Other liabilities and accrued expenses	14,013,788
	39,908,791
Subordinated borrowings	10,000,000
Stockholders' equity:	
Common stock (3000 shares authorized, issued, and outstanding; $.01 par value)	30
Additional paid-in capital	8,387,477
Retained earnings	735,707
Total stockholders' equity	9,123,214
Total liabilities and stockholders' equity	$59,032,005

See accompanying notes.

Canaccord Adams Inc.

Notes to Statement of Financial Condition

March 31, 2007

1. Organization

Canaccord Adams Inc. (the Company), a wholly-owned subsidiary of Canaccord Adams (Delaware) Inc. (the Parent or CADI), is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). The Company provides corporate finance and underwriting services, mergers and acquisitions and other financial advisory services, institutional sales and trading and equity research.

On January 3, 2006 the Company's former parent, Adams Harkness Financial Group, Inc., merged with AHFG Acquisition Corp., an indirect wholly-owned subsidiary of Canaccord Capital Inc. (CCI), the ultimate Parent, to form CADI. CADI is a wholly-owned subsidiary of Canaccord Adams Financial Group Inc. (CAFGI), a wholly-owned subsidiary of CCI. In connection with the merger, the Company, formerly known as Adams Harkness, Inc., changed its name to Canaccord Adams Inc.

The NASD approved the Company's change in fiscal year-end to March 31st, to coincide with CCI's year-end. Accordingly, these financial statements are for the fifteen months ended March 31, 2007.

2. Significant Accounting Policies

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis.

Proprietary securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at market value. Market value is generally based on published market prices, quoted prices from dealers, recent market transactions or based on such other information and valuation methods as may be reasonable in the circumstances.

2. Significant Accounting Policies (continued)

Securities Borrowed and Securities Loaned

Securities borrowed and loaned, generally collateralized by cash, are recorded at the amount of collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The initial collateral advanced or received in connection with a transaction has a market value equal to or greater than the market value of the securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and may require counterparties to deposit additional collateral or collateral may be returned as appropriate. Counterparties are principally other brokers and dealers and financial institutions.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than ninety days and which are not held for sale in the ordinary course of business.

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life. Construction in progress is not depreciated until the project is complete at which time the amounts are then appropriately classified as furniture and fixtures, equipment or leasehold improvements.

Other Receivables

Included in other receivables are forgivable loans made to employees to purchase shares in the Company's ultimate parent, typically as hiring incentives or under other incentive compensation arrangements. These loans are forgivable based on continued employment over a vesting period and are amortized over such vesting period.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated income tax returns of its U.S. based holding company, CAFGI. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from affiliates within the consolidated group. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities using the current tax rate.

Use of Estimates

The preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from those estimates.

3. Cash Segregated Under Federal Regulations

The Securities and Exchange Commission (SEC) requires, and the Company maintains, cash balances at financial institutions that are specifically reserved for customers when the customer-related credit balances exceed the customer-related debit balances. As of March 31, 2007, there were no required SEC deposits.

4. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations represent amounts due in connection with the Company's normal transactions involving the trading of securities. These balances consist primarily of failure to deliver and receive securities and represent the contract value for such failures as of the settlement date. Securities failed-to-deliver represent receivables for securities sold that have not been delivered by the Company for which settlement date has passed. Securities failed-to-receive represent payables for securities purchased that have not been received for which settlement date has passed.

5. Receivables from and Payables to Customers

Amounts receivable from and payable to customers represent amounts due in connection with cash or margin transactions. In margin transactions, the Company extends credit to its customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such collateral is not included in the Company's financial statements. In connection with these activities the Company may also execute customer transactions involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfil the customer's obligations.

6. Other Receivables and Other Liabilities and Accrued Expenses

Other receivables are comprised of the following:

Forgivable loans to employees	$ 2,008,895
Notes receivable from employees	660,746
Corporate finance and trading	1,476,062
Other	95,704
Allowance	(100,000)
	$ 4,141,407

Forgivable loans made to employees are for the purpose of purchasing shares in CCI and are subject to vesting terms. The loans are amortized on a straight-line basis over the vesting period, which ranges from one to three years.

Other liabilities and accrued expenses are comprised of the following:

Accrued compensation	$10,675,234
Accounts payable and accruals	3,338,554
	$14,013,788

7. Securities Owned and Securities Sold, Not Yet Purchased

At March 31, 2007, securities owned (including those pledged to creditors) and securities sold, not yet purchased by the Company are comprised as follows:

	Owned	Sold, Not Yet Purchased
Corporate equity	$179,736	$62,920

7. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities owned represent proprietary positions and may be pledged as collateral to counterparties on terms which permit the counterparty to sell or re-pledge the securities to others.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, creates a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in an off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

8. Fixed Assets

Fixed assets are comprised of the following:

Furniture and fixtures	$ 893,118
Equipment	829,626
Software	135,594
Leasehold improvements	1,547,923
Construction in progress	1,659,363
	5,065,624
Accumulated depreciation	(764,442)
	$4,301,182

During the fifteen month period ended March 31, 2007 the Company acquired fixed assets from its Parent.

9. Income Taxes

The Company is included in the consolidated federal income tax return filed by CAFGI. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company generally files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the affiliate of the Parent and certain other affiliates of the Parent. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

9. Income Taxes (continued)

The significant components of the Company's deferred tax assets and liabilities are as follows as of March 31, 2007:

Deferred tax assets	
Net operating loss carry forward	$ 4,055,922
Depreciation	846,647
Contributions	136,976
Allowance for bad debts	41,175
	5,080,720
Deferred tax liabilities	
Prepaid expenses	(181,472)
Unrealized gain	(29,083)
Intangible assets acquired	(1,647,000)
	(1,857,555)
	3,223,165
Valuation allowance	(3,223,165)
Net deferred tax asset	$ –

10. Employee Benefit Plans and Stock Based Compensation

The Company maintains a qualified deferred compensation plan arrangement under Internal Revenue Code 401(k) covering substantially all employees (the Plan). Participants may contribute, on a pre-tax basis, up to 60% of their eligible compensation subject to certain aggregate limitations. Participants who are at least the age of 50 may make additional pre-tax contributions subject to certain aggregate limitations.

11. Commitments and Contingencies

Leases

The Company leases office space, furniture, and communications and information technology equipment under various non-cancellable operating leases. Office space leases are subject to escalation clauses covering operating expenses and real estate taxes. Rent expense was $2,882,159 for the 15 month period ended March 31, 2007. Aggregate minimum annual rental payments and sublease income are as follows:

	Minimum Annual Rental Payments	Minimum Sublease Income	Net
2008	$ 2,911,867	$239,890	$ 2,671,977
2009	3,285,807	119,945	3,165,862
2010	3,181,507	–	3,181,507
2011	3,181,507	–	3,181,507
2012	3,206,835	–	3,206,835
Thereafter	10,343,176	–	10,343,176
Total	$26,110,699	$359,835	$25,750,864

Legal

The Company is involved in litigation arising in the normal course of the securities business. While the outcome of any litigation is uncertain, in the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position.

Guarantees

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted, however the potential for the Company to be required to make payments under such guarantees is considered remote.

11. Commitments and Contingencies (continued)

As of March 31, 2007 the Company has provided standby bank letters of credit in the aggregate amount of $1,332,000 as guarantees for certain office space lease obligations.

12. Related Party Transactions

The Company's Parent holds certain office space leases in its own name and provides such facilities to the Company.

In the normal course of business the Company executes securities transactions with affiliated entities. As of March 31, 2007, the Company had balances with affiliates as follows:

	Assets	Liabilities
Due from Parent	$ 7,500,929	$ –
Due from/to other affiliates	$ 4,473,752	$ 1,516,226
Subordinated debt (Note 13)	$ –	$ 10,000,000

13. Subordinated Debt

The Company has subordinated debt with an affiliate consisting of a $10,000,000 subordinated loan pursuant to a subordination agreement, which matures on March 31, 2009. The subordinated borrowing bears interest at 10% per annum.

The lender has agreed to subordinate its right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of its note.

The subordinated loan has been approved by the NASD and is thus available for computing regulatory net capital under the SEC's uniform net capital rule (Note 16). To the extent that this loan is required for the Company's continued compliance with minimum net capital requirements it may not be repaid.

14. Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. These securities positions are monitored on a daily basis to minimize the risk of loss. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations; securities purchased under agreements to resell and securities sold under agreements to repurchase; receivables from and payables to affiliates and customers; securities borrowed and securities loaned; bank loans; and subordinated borrowings. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are re-priced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. These activities expose the Company to risk in the event the customers or other counterparties are unable to fulfil their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contra-brokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfil the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company enters into collateralized financing transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfil its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

15. Master Promissory Note

The Company has an established borrowing arrangement in place with a financial institution which provides for borrowings of up to $43,000,000 at the discretion of the financial institution, which are generally used to cover periodic deposit requirements. This Master Promissory Note is an unsecured note and is due upon demand at an interest rate based on the Federal Funds opening asking rate percentage. As of March 31, 2007, there were no balances outstanding under this arrangement.

16. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined.

At March 31, 2007, the Company had net capital of $2,108,413 which was $1,108,413 in excess of the required net capital of $1,000,000. The Company ratio of net capital to aggregate debit items was 6%.

17. Common Stock

The common stock outstanding as of March 31, 2007 is voting common stock, of which 100% is owned by Canaccord Adams (Delaware) Inc.

18. Subsequent Events

Subsequent to March 31, 2007 the Company's parent paid $5,000,000 in connection with the amount due from Parent.

19. Recent Accounting Pronouncements

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" probability of being sustained by the applicable tax authority. Tax positions deemed to not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period in which they are realized. Adoption of FIN 48 is required for the fiscal year beginning after December 15, 2006. The Company has yet to determine if FIN 48 will impact its earnings and financial position.

In addition, in September 2006, Statement of Financial Accounting Standards, No. 157, *Fair Value Measurements* (SFAS 157), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company is currently evaluating the potential impact on its financial statement disclosures.


END